Exhibit 99.1

ChinaCache Adopts Shareholder Rights Plan

BEIJING, May 10, 2018 — ChinaCache International Holdings Ltd. ("ChinaCache" or the "Company") (Nasdaq GS: CCIH), a leading total solutions provider of Internet content and application delivery services in China, today announced that its Board of Directors (the “Board”) has unanimously adopted a shareholder rights plan (the “Rights Plan”).

The Rights Plan, which has a term of three years, is designed to preserve long-term shareholder value in the event of a potential takeover which appears to the Board to be coercive or unfair or otherwise not in the best interest of the Company and its shareholders. The Rights Plan was not adopted in response to any specific effort to acquire control of the Company.

Pursuant to the Rights Plan, each shareholder as recorded in the register of members at the close of business on May 21, 2018 (the “Record Date”) will be granted one right for each outstanding ordinary share of the Company held by the shareholder. The rights are not immediately exercisable and subject to certain limited exceptions, the rights will only be exercisable after the acquisition of 15% or more of the Company’s ordinary shares by a person or group (an “Acquiring Person”) or the commencement of a tender offer or exchange offer that would result in a person or group becoming an Acquiring Person.

Mr. Song Wang, Chairman and Chief Executive Officer of ChinaCache, said, “Today’s action by the Board is a solid and prudent step to protect and safeguard the long-term best interests of our shareholders, our customers and the Company.” “Toward the end of 2017, and a few times in 2018, we experienced uncharacteristic volatility in our share price and trading volume. We serve a number of sizeable and important customers and provide critical services for their operations. With a Rights Plan in effect, we are taking tangible action to mitigate risks that any potential unsolicited takeover attempt would cause a disruption to the essential services we provide. The Rights Plan also provides the bedrock for a more stable environment from which management can focus efforts on repositioning our longer-term strategy for turnaround and the execution of those initiatives that will drive it and deliver shareholder value.”

Details pertaining to the Rights Plan are contained in a Form 6-K filed by the Company with the U.S. Securities and Exchange Commission on May 10, 2018.

About ChinaCache International Holdings Ltd.

ChinaCache International Holdings Ltd. is a leading total solutions provider of Internet content and application delivery services in China. Through its distinctive 3-tier Internet ecosystem, ChinaCache also offers Internet data center management, Internet Exchange operations and cloud hosting services. ChinaCache's network is interconnected with the incumbent carriers as well as other local Internet & broadband service providers in China. With two decades of experience in developing customized solutions for China’s complex Internet infrastructure, ChinaCache has helped enterprises, SME clients, government agencies and other organizations enhance the reliability and scalability of their online services and applications. To learn more about ChinaCache and how it has improved end-user experience, please visit ir.chinacache.com.

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Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. ChinaCache may also make written or oral forward-looking statements in its reports filed or furnished to the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statements, including but not limited to the following: the Company's goals and strategies, expansion plans, the expected growth of the content and application delivery services market, the Company's expectations regarding keeping and strengthening its relationships with its customers, and the general economic and business conditions in the regions where the Company provides its solutions and services. Further information regarding these and other risks is included in the Company's filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and ChinaCache undertakes no duty to update such information, except as required under applicable law.

For investor and media inquiries please contact:

Investor Relations Department

ChinaCache International Holdings

Tel: +86 10 6408 5686

Email: ir@chinacache.com

Mr. Ross Warner

The Piacente Group | Investor Relations

Tel: +86 10 5730-6201

Email: chinacache@tpg-ir.com

Ms. Brandi Piacente

The Piacente Group | Investor Relations

Tel: +1 212-481 2050

Email: chinacache@tpg-ir.com

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